NEEMA, INC.

421 9th Street

Manhattan Beach, CA 90266

March 4, 2009

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, D.C. 20549-7010 Attention: Blaise Rhodes
Re:	Response to the Securities and Exchange Commission

Staff Comments dated February 2, 2009, regarding

Neema, Inc.

Form 10-KSB for Fiscal Year Ended April 30, 2008

Filed July 31, 2008

File No. 000-52874

Ladies and Gentlemen:

Neema, Inc. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the February 2, 2009 letter regarding the above-referenced Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission ( the “SEC”) on July 31, 2008 (File No. 000-52874) (the “Form 10-KSB”). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In all our responses, we have agreed to change or supplement the disclosures in our filings. Any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.

Please note that we are filing our amendment to the Form 10-KSB (the “Form 10-KSB/A) concurrently herewith.

Our responses are as follows:

Form 10-KSB

Financial Statements

General

1.   Based on your disclosure within your filing, we note you are a development stage enterprise as defined by paragraph 8 of SFAS 7. Please revise your Form 10-KSB to address the following issues:

•	Your statements of operations should include a column with your results of operations from inception (January 16, 2006) to April 30, 2008;

Securities and Exchange Commission

March 4, 2009

•	Your statements of cash flows should refer to your actual inception date of January 16, 2006, not January 31, 2006, as disclosed; and
•

Please note that your financial statements should be audited for all periods presented. The scope and opinion paragraphs of the audit report(s) filed should specifically make reference to your balance sheets as of April 30, 2008 and 2007 and your related statements of operations and cash flows for years ended April 30, 2008 and 2007 and the cumulative period from inception (January 16, 2006) to April 30, 2008.

Company Response No. 1:

In Form 10-KSB/A, the Company has revised its financial statements for the year ended April 30, 2008 in the following ways:

•	The Company’s statement of operations includes a column with its results of operations from inception (January 16, 2006) to April 30, 2008;
•	The Company’s statements of cash flows refer to its actual inception date of January 16, 2006; and
•

The Company provides audit reports that specifically reference the Company’s balance sheets as of April 30, 2008 and 2007 and its related statements of operations and cash flows for years ended April 30, 2008 and 2007 and the cumulative period from inception (January 16, 2006) to April 30, 2008.

Note 2 – Summary of Significant Accounting Policies, F-7

2.   Considering your operations are in Canada, please disclose your functional currency. If your functional currency differs from your reporting currency, disclose your reporting currency on the face of your financial statements.

Company Response No. 2

The Company’s functional currency is Canadian dollars and its reporting currency is U.S. dollars. In Form 10-KSB/A, the Company now discloses its reporting currency on the face of its consolidated financial statements and includes under Note 2 to the consolidated financial statements a disclosure concerning its functional currency.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

3.   Please tell us how the exclusion of the required disclosures noted in the following comment as well as the financial statement issues noted above impacted your conclusion regarding the effectiveness of disclosure controls and procedures as of April 30, 2008. Your response should include a detailed discussion of the factors considered in reaching your conclusion. If you conclude that disclosure controls and procedures were not effective as of April 30, 2008, please disclose the remediation plans that have been or will be enacted.

Securities and Exchange Commission

March 4, 2009

Company Response No. 3

In the Form 10-KSB, the Company’s former management concluded that the Company’s disclosure controls and procedures were adequately designed and effective. In response to the issues raised by the SEC staff’s letter of February 2, 2009, the Company’s new management conducted a further evaluation of the Company’s disclosure controls and procedures for the period ended April 30, 2008. Accordingly, in Item 8A(T) of Form 10-KSB/A, the Company’s new management concludes that the Company’s disclosure controls and procedures for the year ended April 30, 2008, were in fact not adequately designed and effective.

In new management’s subsequent evaluation of the effectiveness of the Company’s disclosure controls and procedures for the period ended April 30, 2008, new management determined that material weaknesses existed in the Company’s internal control over financial reporting for such period because of errors and omissions in the Form 10-KSB as described in the staff’s letter of February 2, 2009. The Company’s new CEO/CFO has taken actions to address the deficiencies in the Company’s disclosure controls and procedures and internal control over financial reporting. Specifically, in February 2009, the Company’s new management adopted a remediation plan designed to improve the Company’s system of internal control over financial reporting that is described in detail in Item 8A(T) of Form 10-KSB/A.

The Company’s new CEO/CFO believes that the effective implementation of the remediation plan has corrected the material weaknesses in the Company’s disclosure controls and procedures and internal control over financial reporting. The Company will continue to review and monitor its disclosure controls and procedures and internal control over financial reporting to ensure accuracy in the Company’s future filings.

Management’s Report on Internal Control Over Financial Reporting, page 31

4.   We note that your disclosures do not comply with Item 308(T) of Regulation S-B in the following respects:

•	Please identify the framework used by management to evaluate the effectiveness of internal control over financial reporting in accordance with Item 308(T)(a)(2) of Regulation S-B.
•

Please provide management’s assessment of the effectiveness of internal control over financial reporting for the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective in accordance with Item 308(T)(a)(3) of Regulation S-B.

•	Please report if there were any changes to internal control over financial reporting in the last fiscal quarter in accordance with Item 308(c) of Regulation S-B.

Please revise your disclosures to address each of the matters noted above.

Company Response No. 4

The management’s report on internal control over financial reporting in the Form 10-KSB failed to: (a) identify the framework used by management to evaluate the effectiveness of internal control over financial reporting; (b) provide an assessment of the effectiveness of internal control over financial reporting as of April 30, 2008; and (c) disclose whether there were any material changes to internal control over financial reporting in the fiscal quarter ended April 30, 2008. In February 2009, the

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March 4, 2009

Company’s new management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of April 30, 2008. The new management’s report on internal control over financial reporting, as filed with the Form 10-KSB/A, includes the following disclosures:

•

In February 2009, the Company’s new CEO/CFO conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of April 30, 2008, based on the criteria in a framework developed by the Company’s management pursuant to and in compliance with the principles and framework of the Committee of Sponsoring Organizations of the Treadway Commission;

•	Based on this evaluation, the Company’s new CEO/CFO has concluded that the Company’s internal control over financial reporting was not effective as of April 30, 2008; and

•

There were no changes in our internal control over financial reporting (as defined in Rule 13(a)-15(f) or 15(d)-15(f)) that occurred during the fiscal quarter ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company also includes the following in Item 8A(T) of the Form 10-KSB/A:

•	an analysis and conclusion by the Company’s new management of the effectiveness of the design and operations of the Company’s disclosure controls and procedures;
•

a list of the reporting errors and omissions that were made by the Company in its consolidated financial statements for the year ended April 30, 2008 and its Management’s Report on Internal Controls Over Financial Reporting;

•	a list of the actions taken by the Company to address the deficiencies in the Company’s disclosure controls and procedures and internal control over financial reporting; and
•	a statement regarding the cost to the Company of these changes in disclosure controls and procedures and internal control over financial reporting.

Section 302 Certification

5.   We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-B in the following respects:

•

Please include the following language in the beginning of Item 4 and Item 5 as prescribed by Item 601 of Regulation S-B: “The small business issuer’s other certifying officer(s) and I...” Please revise to provide.

•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

Please revise your disclosures to address each of the matters noted above.

Company Response No. 5

The Section 302 certification in the Company’s Form 10-KSB/A has been revised as follows:

Securities and Exchange Commission

March 4, 2009

•	The Company includes the following language at the beginning of Item 4 and Item 5: “The small business issuer’s other certifying officer(s) and I...”; and

•	The Company includes a reference to internal control over financial reporting in the head note to paragraph 4.

Closing Comment

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the Form 10-KSB, the Form 10-KSB/A or our response letter, please do not hesitate to contact our legal counsel, Kenneth Sam, at 303-629-3445.

Sincerely,

Neema, Inc.

/s/ J. David Brow

J. David Brow

President and Chief Executive Officer